Exhibit 99.1

Kenon's subsidiary OPC Energy Ltd. Announces Force Majeure Notices Due To Coronavirus (Covid-19)

Singapore, March 11, 2020. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”)  announced that the EPC contractor of the OPC-Hadera power plant has notified OPC that, due to the quarantine instructions and limitations imposed on entry into Israel as a result of the spread of Covid-19, the EPC contractor expects a delay in the arrival of a foreign technical team required for the completion of the acceptance tests of the OPC-Hadera power plant, and as a result, expects a delay in the completion of such tests. At this stage, OPC cannot estimate the duration of the delay, if any, in the commercial operation of the OPC-Hadera power plant.

In addition, the maintenance contractor of the OPC-Rotem power plant notified OPC that the quarantine instructions and limitations imposed on entry into Israel may delay or adversely impact the planned maintenance of the OPC-Rotem power plant, which is planned to take place in April 2020. OPC estimates that a potential delay in the timing of the planned maintenance work will not have a significant impact on the operation of the OPC-Rotem power plant.

Both contractors have also stated that the circumstances described above constitute a force majeure under their agreements with OPC.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about expected delays in acceptance tests for OPC-Hadera and maintenance for OPC-Rotem resulting from Covid-19 and the expected impact of such delays. These statements are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to the operations of the OPC-Hadera and OPC-Rotem power plants, the risk that the delays may be more extensive than expected and impact may differ from current expectations, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.